Mail Stop 4561

May 12, 2008

Robert A. Fehlman
Executive Vice President
and Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

      RE: Simmons First National Corporation
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 27, 2008
               File No. 000-06253

Dear Mr. Fehlman

      We have reviewed your letter filed on April 29, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007

Management's Discussion and Analysis

Operating Earnings, page 36

We note your response to comment 2 and have the following additional comments:

1.   We note you have changed the title of your non-GAAP measure from "operating income" to "operating earnings." We continue to believe that your current income statement presentation does not easily lend itself to a measure of actual Operating Earnings and that it may be difficult for a reader to understand and utilize this adjusted measure. Further, it remains unclear how amounts reflected in the line item represent a measure of your actual Operating Earnings as that term is normally used, nor does the title appear to adequately covey the concept of the adjusted nature of this measure. In future filings beginning with your second quarter Form 10-Q, please consider revising the title of this measure as used throughout your filing to better reflect and describe its composition and utility.

2.   We note you have revised your proposed disclosure to state that you compensate for the inherent limitations with non-GAAP financial measures by addressing each item that qualifies as nonrecurring to ensure operating results are properly reflected for period-to-period comparisons. In order to more clearly support the usefulness of your adjusted measures so as not to be prohibited by Item 10(e) of Regulation S-K, please expand your proposed disclosure to clearly address the limitations on specific adjusted measures and actions you take to mitigate the inherent limitations of non-GAAP financial measures. More clearly address the limitations on the usefulness of your "diluted operating earnings per share" measure as evidenced by the fact that the adjustments you make in computing the measure actually do accrue to shareholders on a per share basis.

3.   Tell us the performance plans in which "diluted operating earnings per share" is used, and revise the appropriate sections of your future proxy filings to more clearly identify the extent to which this measure is used in your determination of compensation.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

                                                Sincerely,

                                                Kevin W. Vaughn
                                                Accounting Branch Chief